The Vanguard Group, Inc. maintains a $300 million joint fidelity bond for all of the registered investment companies in the Vanguard Group, underwritten by ICI Mutual Insurance Company. The bond is for a one-year term beginning August 1, 1997, with an annual premium* of $968,308. The premium was paid in full in August 1997.

*Includes an additional premium resulting from the extension of the prior year's bond. The previous one-year bond (June 1, 1996, through June 1, 1997) was extended for a two-month term beginning June 1, 1997.